                                                                  EXHIBIT (p)(v)

WILLIAM D. WITTER, INC.

ONE CITICORP CENTER
153 EAST 53 STREET, NEW YORK, NEW YORK 10022
(212) 753-7678 - FAX (212) 486-7897



                                 February 1995

To:  All William D. Witter, Inc. Personnel

Re:  Personal Investment Policy

William D. Witter, Inc. has for many years required all of its employees to adhere to a Personal Investment Policy designed to comply with applicable Securities & Exchange Commission regulations and to avoid conflicts of interest which may arise where an employee trades for his own personal accounts in securities which are also being purchased or sold for clients.

      1.  Reporting of All Transactions
          Each WDW employee is required to report to the firm all transactions in securities (other than direct obligations of the United States) effected for his personal accounts. "Personal accounts" includes not only the employee's own account but also any account in which the employee, his spouse or members of his immediate family, such as minor children or parents, have a beneficial interest and over which the employee has influence or control.

      2.  Avoiding Conflicts of Interest
          Conflicts of interest may arise where an employee is trading for his own personal accounts in securities which are also being purchased or sold for client accounts. The fundamental principle which the firm applies in this connection is to give priority at all times to the interests of the firm's clients. In order to make certain that this principle is adhered to, the firm's rule is that a security may not be purchased or sold for an employee's personal account if the employee knows or reasonably should know that transactions for clients in the security are likely. All personal transactions should be cleared with the Trading Department in advance. Each employee should be aware of the fact that in the event of failure to adhere to this procedure, his personal transactions may be cancelled, reallocated to client accounts or made the subject of mandatory sale or rescission.

      3.  Prohibition on Trading in Options and Futures Contracts
          Transactions in options and futures contracts for an employee's personal accounts are extremely sensitive from a regulatory point of view, because of the inherent leverage involved and because of the scrutiny which they can be expected to draw. In order to eliminate questions as to the propriety of these transactions, the firm has adopted a rule that no employee may purchase or sell options or futures contracts involving equity or debt securities of any issuer other than debt securities of the United States government. The only exceptions to this rule are: (i) there is no prohibition on the purchase or sale of options or futures contracts keyed to a broad market index, rather than to securities of a particular issuer; and (ii) there is no prohibition against the writing of options or the sale of futures contracts against long positions in the underlying securities.

Every effort will continue to be made to assure privacy to each individual and all information submitted will be held in confidence, except to the extent that disclosure is required by regulatory agencies or is required within the firm for the purpose of assuring compliance with the Personal Investment Policy.

Adherence to the Personal Investment Policy is a fundamental requirement of working at William D. Witter, Inc. Each employee in expected to adhere to the policy despite any inconvenience that may be involved.

Please contact me promptly if you have any questions with respect to your obligations.



                                    William D. Witter




I have read and acknowledge compliance to the above Personal Investment Policy.




-----------------------------------
Employee's Signature